UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COLONY STARWOOD HOMES

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

19625X102

(CUSIP Number)

Colony NorthStar, Inc.

515 S. Flower Street, 44th Floor

Los Angeles, California 90071

(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

1	Names of Reporting Persons COLONY NORTHSTAR, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 7,535,967
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,535,967
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,535,967
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.7%
14	Type of Reporting Person (See Instructions) CO

Explanatory Note.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common shares, par value $0.01 per share (the “Shares”), of Colony Starwood Homes, a Maryland real estate investment trust (the “Issuer”), and amends the initial statement on Schedule 13D filed on February 7, 2017 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 5 and 6 of this Amendment No. 1 are incorporated herein by reference.

On March 1, 2017, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Colony Starwood Homes Partnership, L.P. (the “OP”), the underwriters party thereto (the “Underwriters”) and the selling shareholders party thereto, including CFI CSFR, of which Colony NorthStar is the indirect controlling entity. Pursuant to the Underwriting Agreement, the Issuer agreed to sell 9,600,000 Shares and the selling shareholders party thereto agreed to sell 10,476,891 Shares in an underwritten offering, of which CFI CSFR agreed to sell 6,591,238 Shares (the “Offering”). The Shares were sold in the Offering at a public offering price of $32.50. All material contingencies set forth in the Underwriting Agreement were satisfied and the Offering closed on March 7, 2017.

In addition, CFI CSFR granted the Underwriters an option to purchase an additional 992,602 Shares (the “Option Shares”) at the same price as the sales made in the Offering. The option granted to the Underwriters was exercisable during the 30 days following March 1, 2017. The Underwriters exercised the option in full and on March 7, 2017, the Underwriters acquired the Option Shares.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference as Exhibit 2.

Pursuant to the terms of the Underwriting Agreement, the Issuer and its trustees and executive officers and the selling shareholders, including CFI CSFR, agreed not to sell or transfer any Shares held by them for 60 days after March 1, 2017 without first obtaining the written consent of J.P. Morgan Securities LLC, subject to certain exceptions as described in the prospectus supplement dated March 1, 2017 filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating the first paragraph of Item 5(a)-(b) as follows:

(a)-(b) Colony NorthStar may be deemed to be the beneficial owner of 7,535,967 Shares, which represent approximately 6.7% of the Issuer’s outstanding Shares. Colony NorthStar may be deemed to have sole power to vote and sole power to dispose of 7,535,967 Shares.

Calculations of the percentage of Shares beneficially owned assumes that there are a total of 113,078,115 Shares outstanding upon the completion of the Offering and the exercise of the Underwriters’ option described in Item 4, as reported in the Issuer’s prospectus supplement filed on March 3, 2017.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 and 5 of this Amendment No. 1 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2 – Underwriting Agreement, dated March 1, 2017, by and among Colony Starwood Homes, Colony Starwood Homes Partnership, L.P., the underwriters party thereto and the selling shareholders party thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 7, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2017	COLONY NORTHSTAR, INC.

	By:	/s/ Darren J. Tangen
	Name:	Darren J. Tangen
	Title:	Chief Financial Officer and Treasurer